UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)

International Bancshares Corporation

(Name of Issuer)

Common Stock, Par Value $1.00

(Title of Class of Securities)

459044 103

(CUSIP Number)

Cary Plotkin Kavy, Esq.

Cox & Smith Incorporated

112 E. Pecan Street, Suite 1800

San Antonio, Texas  78205

(210) 554-5500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 4, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 459044 103

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Antonio R. Sanchez, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*	(a)☐ (b)☒

3	SEC USE ONLY

4	SOURCE OF FUNDS* N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES	7	SOLE VOTING POWER
		6,412,218

BENEFICIALLY OWNED BY	8	SHARED VOTING POWER
		679,680

EACH REPORTING	9	SOLE DISPOSITIVE POWER
		6,412,218

PERSON WITH	10	SHARED DISPOSITIVE POWER
		679,680

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,091,898

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.50

14	TYPE OF REPORTING PERSON* IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

This Amendment No. 5 to Schedule 13D (the “Amended Statement”) relating to common stock, par value $1.00 per share, of International Bancshares Corporation is filed as an amendment to the original Schedule 13D, as amended, of Antonio R. Sanchez, Jr. (the “Statement”) and should be read in conjunction therewith.  The Statement is amended only to the extent provided herein.

ITEM 1.     Security and Issuer

This Amended Statement relates to the Common Stock, par value $1.00 per share (“Common Stock”), of International Bancshares Corporation, a Texas corporation (the “Issuer”).  The Common Stock is registered under Section 12(g) of the Securities Exchange Act of 1934.

The principal executive offices of the Issuer are located at 1200 San Bernardo, Laredo, Texas  78040.

ITEM 2.     Identity and Background

(a)                                 This amended statement is being filed by Antonio R. Sanchez, Jr. (“Mr. Sanchez”).

(b)                                Mr. Sanchez’s business address is P.O. Box 2986, Laredo, Texas  78044-2986.

(c)                                 Mr. Sanchez is employed by Sanchez Oil and Gas Corporation, whose address is P.O. Box 2986, Laredo, Texas 78044-2986.

(d)                                During the last five years, Mr. Sanchez has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                                 During the last five years, Mr. Sanchez was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                                   Mr. Sanchez is a citizen of the United States of America.

ITEM 3.     Source and Amount of Funds or Other Consideration

No material changes.

ITEM 4.     Purpose of Transaction

Since December 10, 2002, the Kelsey V. Stewart GRAT Remainder Trust has sold a total of 2,100 shares of Common Stock.  Mr. Sanchez is a co-trustee of the trust.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 10, 2002	500	39.58
December 23, 2002	1,100	40.90
January 6, 2003	500	40.35

Since December 10, 2002, the R.A. Stewart GRAT Remainder Trust has sold a total of 2,100 shares of Common Stock.  Mr. Sanchez is a co-trustee of the trust.  Such shares were sold in open market transactions and are more particularly described below:

Date	Number of Shares Sold	Price per Share
December 10, 2002	500	39.58
December 23, 2002	1,100	40.90
January 6, 2003	500	40.35

On February 4, 2003, Mr. Sanchez sold 250,000 shares of Common Stock held by him.  Such shares were sold to the Issuer at a price of $36.25 per share pursuant to the Issuer’s share repurchase program.

On February 4, 2003, the George M. Sanchez Non-Exempt Trust sold 75,000 shares of Common Stock.  Mr. Sanchez is the trustee of the trust.  Such shares were sold to the Issuer at a price of $36.25 per share pursuant to the Issuer’s share repurchase program.

On February 4, 2003, the A.R. Sanchez, Jr. GRAT Remainder Trust sold 100,000 shares of Common Stock.  Mr. Sanchez is the trustee of the trust.  Such shares were sold to the Issuer at a price of $36.25 per share pursuant to the Issuer’s share repurchase program.

On February 4, 2003, the G.M. Sanchez GRAT Remainder Trust sold 25,000 shares of Common Stock.  Mr. Sanchez is the trustee of the trust.  Such shares were sold to the Issuer at a price of $36.25 per share pursuant to the Issuer’s share repurchase program.

A description of Mr. Sanchez’s resulting beneficial ownership, after giving effect to the foregoing, is set forth in Item 5 below.  The shares beneficially owned by Mr. Sanchez are held for investment purposes.

ITEM 5.     Interest in Securities of the Issuer

(a)                                 Mr. Sanchez beneficially owns an aggregate of 7,091,898 shares of Common Stock, which shares represent 22.50% of the outstanding Common Stock of the Issuer.  The current interest of Mr. Sanchez in the Common Stock of the Issuer is as follows:

Holder	Number of Shares	Percentage	Type of Beneficial Ownership
A.R. Sanchez, Jr.	1,359,279	4.31%	Direct
1988 Trust No. 1	333,379	1.06	Trustee
1988 Trust No. 2	333,380	1.06	Trustee
1988 Trust No. 3	333,379	1.06	Trustee
1988 Trust No. 4	333,379	1.06	Trustee
George M. Sanchez Non-Exempt Trust	104,237	0.33	Trustee
Estate of Alicia M. Sanchez, deceased	1,882,041	5.97	Executor
A.R. Sanchez, Jr. GRAT Remainder Trust	107,848	0.34	Trustee
G.M. Sanchez GRAT Remainder Trust	324,252	1.03	Trustee
G.M. Sanchez 1999 GRAT	45,368	0.14	Trustee
Kelsey V. Stewart GRAT Remainder Trust	247,635	0.79	Co-Trustee
R.A. Stewart GRAT Remainder Trust	247,634	0.79	Co-Trustee
Santig, Ltd.	1,255,676	3.98	Through general partner
Kelsey V. Stewart Exempt Trust	56,212	0.18	Co-Trustee
Richard A. Stewart Exempt Trust	56,212	0.18	Co-Trustee
Kelsey V. Stewart Non-exempt Trust	33,400	0.11	Co-Trustee
Richard A. Stewart Non-exempt Trust	33,400	0.11	Co-Trustee
Sanchez Family Foundation	5,187	0.02	Director

Total	7,091,898	22.50%

(b)                                Mr. Sanchez has the sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held directly by him.  Mr. Sanchez has sole power to vote the shares of Common Stock held by SANTIG, Ltd.  Mr. Sanchez has shared power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by the Sanchez Family Foundation and each of the trusts for which he is co-trustee, and he has sole power to vote or to direct the vote and to dispose or to direct the disposition of the shares held by each of the trusts for which he is the sole trustee.

(c)                                 During the past sixty days, Mr. Sanchez has not effected any transactions in the Common Stock except the transactions described in Item 4 above.

(d)                                Except as described above with respect to shares held by any trust, partnership or foundation, with respect to which various other parties have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held by such entity, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock of the Issuer beneficially owned by Mr. Sanchez.

(e)                                 Not applicable.

The filing of this Statement shall not be construed as an admission that Mr. Sanchez is the beneficial owner of any securities covered by this Statement.

ITEM 6.     Contracts, Arrangements, Understanding or Relationships with Respect to Securities of the Issuer

No material changes.

ITEM 7.     Material to be filed as Exhibits

None.

[Remainder of page intentionally left blank.]

SIGNATURE

After reasonably inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 7, 2003

/s/ ANTONIO R. SANCHEZ, JR.
ANTONIO R. SANCHEZ, JR.

ATTENTION:  Intentional misstatements or omissions of fact constitute federal criminal violations.  See 18 U.S.C. 1001.